CHINA GREEN AGRICULTURE, INC.

300 Walnut Street, Suite 245, Des Moines, Iowa 50309

April 3, 2015

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: Melissa Raminpour, Branch Chief

Re:	China Green Agriculture, Inc. Form 10-K for the Fiscal Year Ended June 30, 2014 Filed September 15, 2014 File No. 001-34260

Dear Ms. Raminpour:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 20, 2015 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2014 (the “Form 10-K”). We hereby file via EDGAR our response to the Comment Letter. The text of the Staff's comment is set forth in italics below, followed by the response of the Company.

Form 10-K for the Year Ended June 30, 2014

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Deferred assets, page F-8

1.	We note from your response to our prior comment 1 that the deferred assets consist of items such as furniture, racks, cabinets, and display units, and items outside or attached to the distributors stores such as signage and billboards that you purchase and install at your distributors stores. Please revise your disclosure in Note 2 to more clearly describe the nature of these assets, using language similar to that provided in your response to us.

Response:

We have included the narrative in our response to the Staff in our letter dated March 13, 2015 under Note 2 – Deferred assets in the Amendment No. 2 to the Form 10-K.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken Ren
Ken Ren
Chief Financial Officer

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